Rethink Harmful Chemicals with Hypochlorous Technology

TRIEU TECHNOLOGIES
RETHINK HARMFUL CHEMICALS

Call 855-922-5326 to order today!

Features

- ✓ Powerful Hospital Grade Disinfectant
- ✓ Kills 99.9% Germs and Viruses
- ✓ Non Toxic
- ✓ Kills C. Diff, Tuberculosis, E. Coli, H1N1, HIV-1 and much more
- ✓ No Harsh Chemicals
- ✓ No Fumes or Odors
- ✓ Powered by Hypochlorous Acid

Benefits:

- ✓ Kills harmful pathogens off non porous surfaces without harmful chemicals
- ✓ Clean and breathe at the same time
- ✓ No skin, eye or respiratory irritations
- ✓ Safe to use around children and plants
- ✓ Handles like saline water
- ✓ EPA Registered and CDC approved to fight Covid-19**


Trū Clean
MULTI-PURPOSE
DISINFECTANT
*KILLS 99.9%
BACTERIA AND VIRUSES
A HARD NON-POROUS SURFACE DISINFECTANT
MADE IN THE USA
KEEP OUT OF REACH OF CHILDREN

****COVID-19 is caused by (SARS-COV-2) virus. Tru Clean kills similar viruses and therefore can be used against (SARS-COV-2) virus when used in accordance with the directions for use against Norovirus and Rhinovirus type 16 on hard, non-porous surfaces**


Trū Clean
MULTI-PURPOSE
DISINFECTANT

What is Hypochlorous Acid?

Hypochlorous Acid (HOCL) is a weak acid made from just salt, water and electricity via a complex process called electrolysis, a method where we change the molecular structure of water to achieve amazing things. For this reason HOCL is also known as "electrolyzed water" because of its hyperactive energy and potent germ killing properties. It is even part of our very own immune system, produced by our white blood cells to fight foreign substances such as germs and viruses, or repair our skin after cuts or burns. This is the very reason it causes no irritation to our skin, eyes, or respiratory system like other traditional chemicals. To people, pets and the planet it is simply like saline water. It is also very similar to water used in a "salt-water" swimming pool found in most modern health clubs. Rethink Harmful Chemicals!

Pricing

Item	5 Gallon	55 Gallon	275 Gallon
Pricing	$129.00	$975.00	$2,850
Shipping	$25.00	$89.00	$275.00

Contact information:

- www.trieutechnologies.com
- support@trieutechnologies.com
- 855-922-5326